UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(AMENDMENT NO. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

DYNEGY INC.

(Exact name of Registrant as specified in its charter)

Illinois	74-2928353
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Louisiana Street, Suite 5800 Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, no par value	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note

Dynegy Inc. (“Dynegy”) is filing this amendment number 1 to its Registration Statement on Form 8-A relating to Dynegy’s Class A common stock to provide updated information regarding its capital stock reflecting changes in the structure of its preferred stock that arose subsequent to the filing of its original Form 8-A on February 2, 2000.

Item 1.	Description of Securities to be Registered.

Description of Capital Stock

Our authorized capital stock currently consists of:

•	900 million shares of Class A common stock, no par value (“Class A common stock”);

•	360 million shares of Class B common stock, no par value (“Class B common stock”); and

•	70 million shares of preferred stock, no par value.

As of November 5, 2003, we had outstanding 280,100,523 shares of Class A common stock, 96,891,014 shares of Class B common stock, and 8 million shares of Series C Convertible Preferred Stock due 2033 (“Series C Preferred Stock”), respectively. All of our outstanding Class B common stock and Series C Preferred Stock is owned by ChevronTexaco and its affiliates. The following discussion is not meant to be complete and is qualified by reference to our amended and restated articles of incorporation (“Articles of Incorporation”), including the statement of resolution establishing the Series C Preferred Stock, and our amended and restated bylaws (“Bylaws”).

Description of Common Stock

Voting. Generally, holders of Class B common stock vote together with holders of Class A common stock as a single class on every matter acted upon by the shareholders except for the following matters:

•	the holders of Class B common stock vote as a separate class for the election of up to three of our directors, while the holders of Class A common stock vote as a separate class for the remaining directors;

•	any change to the rights, privileges or preferences of the Class B common stock, other than an amendment to our Articles of Incorporation or the establishment of another class or series of preferred stock in accordance with our Articles of Incorporation, must be approved by 66 2/3% of the outstanding shares of Class B common stock voting as a separate class; and

•	any amendment to the provisions of our Articles of Incorporation addressing the voting rights of holders of Class A and Class B common stock or to Section 7 of Article III or Article X of our Bylaws requires the approval of 66 2/3% of the outstanding shares of Class B common stock voting as a separate class, and the affirmative vote of a majority of the shares of Class A and Class B common stock, voting together as a single class, except that no such shareholder approval is required with respect to an amendment to Section 7 of Article III or Article X of our Bylaws if such amendment is approved by a majority of the directors elected by holders of Class B common stock present at a meeting where such amendment is considered and by a majority of all our directors.

Holders of Class A and Class B common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of Class A common stock may cumulate votes in connection with the election of directors. The election of directors and all other matters will be by a majority of votes represented and entitled to vote, except as otherwise provided by law.

Dividends; Liquidation. Subject to the preferences of any preferred stock, holders of Class A and Class B common stock have equal ratable rights to dividends out of funds legally available for that purpose, when and if dividends are declared by the Board. Holders of Class A common stock and Class B common stock are entitled to share ratably, as a single class, in all of our assets available for distribution to holders of shares of common stock upon our liquidation or dissolution or the winding up of our affairs, after payment of our liabilities and any amounts to holders of preferred stock.

Conversion. A share of Class B common stock automatically converts into a share of Class A common stock upon the transfer to any person other than ChevronTexaco or an affiliate of ChevronTexaco. Additionally, any shares of Class A common stock acquired by ChevronTexaco or one of its affiliates automatically convert into Class B common stock. However, each share of Class B common stock will automatically convert into a share of Class A common stock if the holders of all Class B common stock cease to own collectively 15 percent of our outstanding common stock.

Additional Rights. Holders of our Class A and Class B common stock generally are not entitled to preemptive rights, subscription rights, or redemption rights, except that Chevron U.S.A. Inc., a subsidiary of ChevronTexaco to which we refer as CUSA, is entitled to preemptive rights under the Amended and Restated Shareholder Agreement dated August 11, 2003 between us and CUSA. The rights and preferences of holders of our common stock are subject to the rights of any series of preferred stock that we may issue.

Transfer Agent. The transfer agent and registrar for our common stock is Mellon Investor Services L.L.C.

Description of Preferred Stock

We may, by resolution of our Board and without any further vote by our shareholders, authorize and issue an aggregate of 70 million shares of preferred stock. We may issue preferred stock from time to time in one or more series. Subject to the provisions of our Articles of Incorporation and limitations prescribed by law, our Board may adopt resolutions to issue the shares of preferred stock constituting any series, to fix the number of shares of the series and to establish the designations of the preferred stock. Our Board may also fix the qualifications, limitations or restrictions of the preferred stock, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights, voting rights and liquidation preferences of the shares of the series, in each case without any further action or vote by our shareholders. Because of the rights that may be granted, the issuance of preferred stock could delay or prevent a change of control.

Series C Preferred Stock. On August 11, 2003, we consummated a restructuring transaction (the “Series B Restructuring”) pursuant to which CUSA exchanged $1.5 billion in Series B Mandatorily Convertible Redeemable Preferred Stock for $225 million in cash and $625 million in newly issued securities, including 8 million shares of our Series C Preferred Stock with a liquidation preference of $50 per share. The terms of our Series C Preferred Stock are as follows:

•	Maturity. The Series C Preferred Stock will mature on August 11, 2033, 30 years following the date we originally issued the shares. Upon maturity, each share will entitle the holder thereof to receive payment of liquidation preference, plus any accrued and unpaid dividends. The Series C Preferred Stock is subject to mandatory redemption upon maturity or upon our failure to make payments in cash in full of amounts due at the end of any dividend deferral period.

•	Voting. Other than as required by law or in the case of certain issuances of senior stock, holders of the Series C Preferred Stock have no voting rights.

•	Dividends. Dividends are payable at the rate of 5.5% per annum in cash semi-annually. At our election, we may defer dividend payments for up to 10 consecutive semi-annual dividend payment periods. Upon the termination of any deferral period, all accrued and unpaid amounts are due in cash. If we make a deferred dividend payment in full when due, we may elect to begin a new dividend deferral period. During any deferment in dividend payments or at any time when dividends are not being paid in cash to CUSA, we are prohibited from paying any dividends or making other distributions on our common stock. In addition, from and after the one year anniversary of the Series B Restructuring, if we have not obtained approval from our shareholders under New York Stock Exchange rules and other applicable laws and regulations to issue the common stock issuable upon conversion of the Series C Preferred Stock, the dividend rate on the Series C Preferred Stock will increase to 10% per annum until such time as we obtain such approval from our shareholders or it is determined that shareholder approval is not required under New York Stock Exchange rules and other applicable laws and regulations to issue the common stock issuable upon conversion of the Series C Preferred Stock. CUSA has agreed to vote its shares of Class B common stock in favor of the shareholder approval. We have agreed to take all necessary action for there to be placed before our shareholders a resolution seeking shareholder approval.

•	Liquidation. Holders of Series C Preferred Stock are entitled to a liquidation value of $50 per share subject to adjustment, plus any accrued and unpaid dividends, upon our liquidation or dissolution or the winding up of our affairs, after payment of our liabilities and any amounts to holders of any senior stock. If the amount of assets remaining for distribution is insufficient to permit the payment in full of the preferential amount to the holders of the Series C Preferred Stock, then the entire amount of the remaining assets will be distributed ratably among such holders.

•	Conversion. Shares of Series C Preferred Stock are not convertible until such time as we obtain shareholder approval. Upon receipt of shareholder approval as set forth above, shares of the Series C Preferred Stock are convertible at the option of the holder at any time and from time to time into shares of common stock (Class B common stock if held by CUSA or another affiliate of ChevronTexaco and Class A common stock if held by any other person) so long as our common stock during each of the 20 trading days immediately prior to the proposed conversion date is at least 100% of the conversion price. The initial conversion price of the Series C Preferred Stock will be $5.78. The conversion price will be subject to adjustment for extraordinary cash dividends, subdivisions, combinations or reclassifications of our stock, distribution of certain warrant rights to all holders of our common stock and distribution of non-cash assets, debt securities or other securities to all holders of our common stock. Accrued and unpaid dividends are not convertible other than in connection with a mandatory conversion by us as described in the following paragraph.

On or after the third anniversary of the Lock-Up Period (as defined below), we may, at our option, cause the Series C Preferred Stock to automatically convert into shares of common stock at any time the closing price of our common stock exceeds 130% of the conversion price in effect on the conversion date for at least 20 trading days within any period of 30 consecutive trading days prior to the exercise of our conversion right. Upon such mandatory conversion, accrued and unpaid dividends shall convert into shares of our common stock at the then market price of our common stock. Upon any conversion of the Series C Preferred Stock, we have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of common stock.

•	Optional Redemption. At any time after the tenth anniversary of the closing of the Series B Restructuring, which occurred on August 11, 2003, we may, at our option, redeem all of the Series C Preferred Stock for a redemption price equal to the original cost of each share plus all accrued and unpaid dividends.

•	Change of Control. Upon a change of control (as defined in the Statement of Resolution establishing the Series C Preferred Stock), each holder of Series C Preferred Stock has the right to require us to purchase the shares of Series C Preferred Stock held by such holder at the original cost of each share plus all accrued and unpaid dividends.

•	Transfer Restrictions. The initial holder of the Series C Preferred Stock may not transfer the shares of the Series C Preferred Stock (other than to affiliates) until the earlier of (a) 18 months following the closing of the Series B Restructuring, which occurred on August 11, 2003, and (b) 120 days following the consummation of one or more public or private sales of our qualified capital stock resulting in gross proceeds to us of at least $250 million (the “Lock-Up Period”). Further, holders of Series C Preferred Stock are not permitted to transfer their shares, except in accordance with the Series B Preferred Stock Exchange Agreement dated July 28, 2003 between us and CUSA and applicable securities laws.

Anti-Takeover Effects of Illinois Law

Certain provisions of the Illinois Business Corporation Act of 1983 (“IBCA”), including as described below, and our Articles of Incorporation and Bylaws could, together or separately, discourage potential acquisition proposals or delay or prevent a change in control of Dynegy, even when shareholders consider such a transaction to be in their best interest. Accordingly, such provisions may limit the price that certain investors might be willing to pay in the future for shares of our common stock. In addition to the paragraphs below, see “Description of Capital Stock—Description of Preferred Stock” above.

We are subject to Section 7.85 of the IBCA and, at such times as a certain amount of shares are held by or a certain number of shareholders of record are Illinois residents, Section 11.75 of the IBCA. These statutes place restrictions on business combinations (defined to include mergers and many other types of transactions) between certain Illinois corporations and interested shareholders defined to include (i) the owner of 15% or more of the outstanding voting shares of a corporation or (ii) an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting shares of the corporation at any time in the previous three years. Section 7.85 of the IBCA requires, in addition to any other requirements imposed by law or a corporation’s articles of incorporation, that a business combination involving a corporation and an interested shareholder be approved by: (a) the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the corporation entitled to vote generally in the election of directors, voting together as a single class (but with the votes per share specified in the corporation’s Articles of Incorporation) and (b) the affirmative vote of a majority of the voting shares held by disinterested shareholders. These voting requirements will not apply if (1) the business combination is approved by two-thirds of the disinterested directors, (2) the price paid to the shareholders of the corporation in such business combination is, generally, the higher of fair market value (as defined in the statute) or the price per share paid by the interested shareholder in acquiring its shares, (3) the interested shareholder has not acquired additional voting shares after the transaction in which he became an interested shareholder; (4) the absence of special benefits to the interested shareholder and the provision of information to shareholders; and (5) certain other conditions are met relating to the form and amount of consideration paid, the absence of dividend defaults on preferred stock or reductions in dividends on common shares.

Section 11.75 of the IBCA prohibits a business combination (as defined in the statute) involving a corporation and an interested shareholder for three years after such shareholder becomes an interested shareholder unless: (i) prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder, (ii) upon completion of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares outstanding at the time such transaction commenced (excluding shares owned by directors who are also officers and shares owned by employee stock plans), or (iii) on or after such date, the business combination is approved by the Board and authorized at a meeting of the shareholders by 66 2/3% of the outstanding voting shares not owned by the interested shareholder.

Section 8.85 of the IBCA permits directors to consider the interests of other constituencies, such as the interests of employees and communities, in responding to a takeover. Apart from the voting requirements of IBCA Sections 11.75 and 7.85, the IBCA and our Articles of Incorporation generally require approval of the holders of 66 2/3% of the outstanding shares of Class A and Class B common stock (voting as a single class) to effect a merger or sale of all or substantially all of our assets.

Item 2.	Exhibits.

3.1	Amended and Restated Articles of Incorporation of Dynegy Inc. (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A of Dynegy Inc., File No. 1-15659, filed with the SEC on April 25, 2001).

3.2	Statement of Resolution Establishing Series of Series C Convertible Preferred Stock of Dynegy Inc. (incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659, filed with the SEC on August 14, 2003).

3.3	Amended and Restated Bylaws of Dynegy Inc. (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K of for the Fiscal Year Ended December 31, 2002 of Dynegy Inc., File No. 1-15659, filed with the SEC on April 11, 2003).

4.1	Amended and Restated Shareholder Agreement dated August 11, 2003 between Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2003 of Dynegy Inc., File No. 1-15659, filed with the SEC on August 14, 2003).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DYNEGY INC.

By:	/s/ J. KEVIN BLODGETT

Name:	J. Kevin Blodgett
Title:	Corporate Secretary

Dated: January 16, 2004